February 20, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Tia L. Jenkins

Nasreen Mohammed

Brian McAllister

Craig Arakawa

       Re:MWI Veterinary Supply, Inc.

Form 10-K for Fiscal Year Ended September 30, 2013

Filed November 27, 2013

File No. 000-51468

Ladies and Gentlemen:

MWI Veterinary Supply, Inc. (the “Company”) confirms receipt of the letter dated February 14, 2014 from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K.  In response to the Staff’s comments, the Company acknowledges that:

1)the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2)Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MWI VETERINARY SUPPLY, INC.

/s/ Mary Patricia B. Thompson

Mary Patricia B. Thompson

Senior Vice President of Finance and Administration, Chief Financial Officer